Morgan Stanley Europe SE (MSESE)
SBSE-A: Schedule F - Section II
Registration with Foreign Financial Regulatory Authorities

Supplemental Document listing all Authorities, including those already submitted in Schedule F for completeness

Authority Name	Authority Location
Australian Securities and Investments Commission (ASIC)	Australia
Oesterreichische Bundesfinanzierungsagentur (OeBFA)	Austria
Belgian Debt Agency (BDA)	Belgium
Ontario Securities Commission (OSC)	Canada
Alberta Securities Commission (ASC)	Canada
British Columbia Securities Commission (BCSC)	Canada
Manitoba Securities Commission (MSC)	Canada
New Brunswick Securities Commission (NBSC)	Canada
Newfoundland and Labrador (NL)	Canada
Nova Scotia Securities Commission (NSSC)	Canada
Prince Edward Island (PEI)	Canada
Quebec Autorité des marchés financiers (AMF)	Canada
Saskatchewan Securities Commission (SSC)	Canada
Danish Financial Supervisory Authority (DFSA)	Denmark
Danmarks Nationalbank (DNB)	Denmark
Autorité des Marchés Financiers (AMF)	France
Agency France Trésor (AFT)	France
The Federal Financial Supervisory Authority (BaFin)	Germany
Bundesnetzagentur (FNA)	Germany
Deutsche Bundesbank	Germany
Deutsche Finanzagentur (DFA)	Germany
Public Debt Management Agency (PDMA)	Greece
Securities and Futures Commission (SFC)	Hong Kong
National Treasury Management Agency (NTMA)	Ireland
Commissione Nazionale per le Società e la Borsa (Consob)	Italy
Banca d'Italia (BdI)	Italy
Authority for the Financial Markets (AFM)	Netherlands
Financial Supervision Authority (KNF)	Poland
IGCP	Portugal
Monetary Authority of Singapore (MAS)	Singapore
Financial Supervisory Service (FSS)	South Korea
Comisión Nacional del Mercado de Valores (CNMV)	Spain
Ministerio De Economia Y empresa (MEH)	Spain
Financial Supervisory Authority (FSA) Finansinspektionen	Sweden
Financial Supervisory Commission (FSC)	Taiwan
Office of Gas and Electricity Markets (OFGEM)	United Kingdom
Securities and Exchange Commission (SEC)	United States
Commodity Futures Trading Commission (CFTC)	United States
National Futures Association (NFA)	United States